SECOND AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS SECOND AMENDMENT dated as of the […] day of August, 2020, to the Investment Advisory Agreement, dated as of January 31, 2018, as amended (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Tortoise Capital Advisors, L.L.C., a Delaware limited liability company (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate a newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, to add the Ecofin Global Renewables Infrastructure Fund as a new series of the Trust.

Except to the extent amended hereby, the Agreement shall remain in full force and effect

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:
Brian R. Wiedmeyer
President and Principal Executive Officer

TORTOISE CAPITAL ADVISORS, L.L.C.

By:

SCHEDULE A
FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Tortoise MLP & Pipeline Fund	0.85%
Tortoise Energy Evolution Fund	0.85%
Tortoise MLP & Energy Income Fund	1.00%
Tortoise MLP & Energy Infrastructure Fund	0.75%
Ecofin Global Renewables Infrastructure Fund	0.75%